Exhibit 11.1

THIRD AMENDED AND RESTATED
POLICIES AND PROCEDURES TO DETECT AND
PREVENT INSIDER TRADING
REVISED AS OF FEBRUARY 22, 2023

GENERAL

The Securities Exchange Act of 1934 prohibits the misuse of material, non-public information. In order to avoid even the appearance of impropriety, the Board of Directors of Performance Shipping Inc. (the “Company”) has adopted this policy (this “Policy”) to prevent the misuse of non-public information.

Although “insider trading” is not defined in the securities laws, it is generally thought to be described as trading, either personally or on behalf of others, on the basis of material non-public information or communicating material non-public information to others in violation of the law.

This Policy will be administered and supervised by the Company’s Financial Reporting and Accounting Director. Please pay special attention to the “Blackout” and “Trading Window” policies discussed below.

WHOM DOES THIS POLICY COVER?

This Policy covers all of the Company’s officers, directors, and employees (“Covered Persons”), as well as any transactions in any securities participated in by family members, trusts or corporations directly or indirectly controlled by Covered Persons. In addition, this Policy applies to transactions engaged in by corporations in which the Covered Person is an officer, director, or 10% or greater stockholder, and a partnership of which the Covered Person is a partner, unless the Covered Person has no direct or indirect control over the partnership.

The Company forbids any Covered Person from trading, either for his or her personal account or on behalf of others, while in possession of material non-public information, or communicating material non-public information to others in violation of the law. This prohibited conduct is often referred to as “insider trading”.

•	This Policy extends to each Covered Person’s activities within and outside his/her duties at the Company. Each Covered Person must read and retain this statement.
•	Failure to comply with this Policy may cause a Covered Person to be subject to disciplinary action.

WHAT IS INSIDER TRADING?

The term “insider trading” generally is used to refer to trading while in possession of material non-public information (whether or not one is an “insider”), and/or to communications of material non-public information to others. The law in this area is generally understood to prohibit, among other things:

•	trading by an insider while in possession of material non-public information;
•
trading by a non-insider while in possession of material non-public information, where the information was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or the information was misappropriated;

•	trading while in possession of material non-public information concerning a tender offer; and
•	wrongfully communicating, or “tipping” material non-public information to others.

THE INSIDER CONCEPT

As a general guide for our directors, officers and employees, components of what amounts to “insider trading” are described below:

Who is an insider?

The concept of “insider” is broad. It includes officers, directors, trustees, and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of those organizations.

What information is material?

Trading on information that is “material” is prohibited. Information generally is considered “material” if:

•	there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision, or
•	the information is reasonably certain to have a substantial effect on the price of a company’s securities.

Information that should be considered material includes: dividend changes, earnings estimates not previously disseminated, material changes in previously-released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, and extraordinary management developments.

What information is non-public?

Information is non-public until it has been effectively communicated to the market place. For example, information found in a report filed with the SEC or appearing in Dow Jones, Reuters, The Wall Street Journal, on Bloomberg, or in other publications of general circulation ordinarily would be considered public. In addition, in certain circumstances, information disseminated to certain segments of the investment community may be deemed “public”, for example, research communicated through institutional information dissemination services such as First Call. The fact that research has been disseminated through such a service does not automatically mean that it is public. It takes time for information to become public. The amount of time since the information was first disseminated ordinarily is a factor regarding whether the information is considered “public”.

PENALTIES FOR INSIDER TRADING

Penalties for insider trading are severe both for the individuals involved as well as for their employers. A person can be subject to some or all of the penalties listed below, even if he or she does not personally benefit from the violation. Penalties may include:

•	Jail sentences;
•	Civil injunctions;
•	Civil treble (3x) damages;
•	Disgorgement of profits;
•	Criminal fines of up to three times the profit gained, or loss avoided, whether or not the person actually benefited; and
•	Fines for the employers or other controlling persons of up to the greater of $1 million or three times the amount of the profit gained or loss avoided.

Clearly, it is in the Company’s and your best interests for the Company to put into place procedures to prevent improper trading by its insiders.

PROCEDURES TO PREVENT INSIDER TRADING

The following procedures have been established to aid in the prevention of insider trading. Every Covered Person must follow these procedures or risk sanctions, including dismissal, substantial personal liability, and criminal penalties.

Questions to Ask

Prior to trading in the Company’s securities, and if you think you may have material non-public information, ask yourself the following questions:

•
Is the information material? - Is this information that an investor would consider important in making an investment decision? Would you take it into account in deciding whether to buy or sell? Is this information that would affect the market price of the securities if generally disclosed?

•	Is the information non-public - To whom has this information been provided? Has it been effectively communicated to the marketplace? Has enough time gone by?

Action Required

If you are at all uncertain as to whether any information you have is “inside information”, you must:

•	Immediately report the matter to the Financial Reporting and Accounting Director;
•	Refrain from purchasing or selling the securities; and
•	Not communicate the information inside or outside the Company.

After the employee and the Financial Reporting and Accounting Director have reviewed the issue and consulted with outside counsel to the extent appropriate, the Covered Person will be instructed as to whether he/she may trade and/or communicate that information.

Blackout Policy and Trading Window

To ensure compliance with this Policy and applicable securities laws, the Company requires that all Covered Persons refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the period commencing at the open of trading on the second business day following the date of public disclosure of the Company’s financial results for a particular fiscal quarter or year, and continuing until the close of trading on the fourteenth (14th) day after the last day of the current fiscal quarter (the “Trading Window”). The Trading Window is subject to periodic adjustment in the sole discretion of the Financial Reporting and Accounting Director.

In addition, from time to time material non-public information regarding the Company may be pending. While such information is pending, the Company may impose a special “blackout” period during which the same prohibitions and recommendations shall apply.

Even during the Trading Window, any person possessing material non-public information concerning the Company should not engage in any transactions in the Company’s securities until such information has been made public and absorbed by the market.

Pre-Clearance of Trades

All Covered Persons must refrain from trading in the Company’s securities, even during the Trading Window, without first complying with the Company’s “pre-clearance” process. Each such person should contact the Company’s Financial Reporting and Accounting Director prior to commencing any trade. The Financial Reporting and Accounting Director will consult as necessary with senior management and/or counsel to the Company before clearing any proposed trade. The Financial Reporting and Accounting Director’s personal trading activity will be reviewed by the Chief Financial Officer.

Coverage

This Policy applies not only to the Company’s shares, but also any other securities issued by the Company.

QUESTIONS OR CONCERNS

Any questions or concerns regarding this Policy should be directed to the Financial Reporting and Accounting Director, or, if such questions or concerns involve the Financial Reporting and Accounting Director, to the Chief Financial Officer.